SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             -----------------------

                             CARRIAGE SERVICES, INC.
                            (Name of Subject Company)

                                 CLASS A COMMON
                         (Title of Class of Securities)

                                      NONE
                                 (CUSIP Number)
                             -----------------------

                                Alisa Dagan, Esq.
                      Freeland, Coooper, LeHocky & Hamburg
                          150 Spear Street, Suite 1800
                         San Francisco, California 94105
                                 (415) 541-0220
                             -----------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                 January 7, 1997
                             -----------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   None                 13D                        Page __ of __


1.       Name of Reporting Persons
         Marie Dietz, co-trustee of Trusts B and C under Agreement dated September 9, 1977


2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
         (a)      [ X ]
         (b)      [    ]


3.       SEC Use Only


4.       Sources of Funds (See Instructions)
         00


5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)   [   ]


6.       Citizenship or Place of Organization:
         U.S.A.


Number of Shares Beneficially Owned by Each Reporting Person With

7.       Sole Voting Power:                 None

8.       Shared Voting Power:  88,462.5

9.       Sole Dispositive Power: None

10.      Shared Dispositive Power:  88,462.5

11.      Aggregate Amount Beneficially owned by Each Reporting Person:
         See Exhibit A, Item 5(a)

12.      Check if the Aggregate Amount of Row (11) Excludes Certain
         Shares (See Instructions):  [   ]

13.      Percent of Class Represented by Amount in Row (11):

         See Exhibit A, Item 5(a)

14.Type of Reporting Person (See Instructions):
         Individual

CUSIP NO.   None                      13D                        Page __ of __


1.       Name of Reporting Persons
         Mark F. Wilson, individually and as co-trustee of Trusts B and C under Agreement dated September 9, 1977

2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
         (a)      [ X ]
         (b)      [    ]

3.       SEC Use Only


4.       Sources of Funds (See Instructions)
         00

5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)   [   ]

6.       Citizenship or Place of Organization:
         U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With

7.       Sole Voting Power:                 409,935.8

8.       Shared Voting Power:  88,462.5

9.       Sole Dispositive Power: 409,935.8

10.      Shared Dispositive Power:  88,462.5

11.      Aggregate Amount Beneficially owned by Each Reporting Person:
         See Exhibit A, Item 5(a)

12. Check if the Aggregate Amount of Row (11) Excludes Certain Shares (See Instructions):
         [   ]

13.      Percent of Class Represented by Amount in Row (11):

         See Exhibit A, Item 5(a)

14.      Type of Reporting Person (See Instructions):

         Individual

CUSIP NO.   None                      13D                        Page __ of __


1.       Name of Reporting Persons
         Wendy Wilson Boyer, Trustee of the Boyer Family Trust, dated September 22, 1986 fbo Wendy Wilson Boyer

2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
         (a)      [ X ]
         (b)      [    ]

3.       SEC Use Only

4.       Sources of Funds (See Instructions)
         00

5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)   [   ]

6.       Citizenship or Place of Organization:
         U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With

7.       Sole Voting Power:                 401,601.8

8.       Shared Voting Power:  None

9.       Sole Dispositive Power: 401,601.8

10.      Shared Dispositive Power:  None

11.      Aggregate Amount Beneficially owned by Each Reporting Person:
         See Exhibit A, Item 5(a)

12. Check if the Aggregate Amount of Row (11) Excludes Certain Shares (See Instructions):
         [   ]

13.      Percent of Class Represented by Amount in Row (11):

         See Exhibit A, Item 5(a)

14.      Type of Reporting Person (See Instructions):

         Individual

CUSIP NO.   None                       13D                        Page __ of __


1.       Name of Reporting Persons
         Warren A. Brown

2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
         (a)      [ X ]
         (b)      [    ]

3.       SEC Use Only

4.       Sources of Funds (See Instructions)
         00

5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)   [   ]

6.       Citizenship or Place of Organization:
         U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With

7.       Sole Voting Power:                 479,895.8

8.       Shared Voting Power:  None

9.       Sole Dispositive Power: 479,895.8

10.      Shared Dispositive Power:  None

11.      Aggregate Amount Beneficially owned by Each Reporting Person:
         See Exhibit A, Item 5(a)

12.      Check if the Aggregate Amount of Row (11) Excludes Certain
         Shares (See Instructions):  [   ]

13.      Percent of Class Represented by Amount in Row (11):

         See Exhibit A, Item 5(a)

14.      Type of Reporting Person (See Instructions):

         Individual

Item 1. Security and Issuer

         Title of Class of Equity Securities:
                         Class A Common Stock

         Issuer:
                         Carriage Services, Inc., a Delaware corporation

         Address of Issuer's Principal Executive Offices:

                         1300 Post Oak Boulevard, Suite 1500
                         Houston, Texas 77056

Item 2. Identity and Background

         2(a) Mark F. Wilson, individually and as co-trustee of Trusts B and C under Agreement dated September 9, 1977

         2(b) 5354 Stonehurst Drive, Martinez, California 94553

         2(c) President of the following:

              2(c)(1) Carriage Funeral Services of California, Inc., a wholly owned subsidiary of the Issuer, engaged in the cemetery and mortuary business, whose principal office is located at 455 24th Street, Richmond, California 94804.

              2(c)(2) Wilson & Kratzer Mortuaries, a California corporation and wholly-owned subsidiary of Carriage Funeral Services of California, Inc., engaged in mortuary business, whose principal office is located at 455 24th Street, Richmond, California 94804.

              2(c)(3) Rolling Hills Memorial Park, a California corporation and wholly-owned subsidiary of Carriage Funeral Services of California, Inc., engaged in the cemetery business, whose principal office is located at 4100 Hilltop Drive, Richmond, California.

         2(d) None

         2(e) None

         2(f) U.S.
------------------------------------------------------------------

         2(a) Marie Dietz, co-trustee of Trusts B and C under
Agreement dated September 9, 1977

         2(b) c/o 455 24th Street Richmond, California

         2(c) Self-employed

         2(d) None

         2(e) None

         2(f) U.S.
----------------------------------------------------------

         2(a) Wendy Wilson Boyer, Trustee of The Boyer Family
Trust dated September 22, 1986, fbo Wendy Wilson Boyer

         2(b) 308 Castle Creek Court, Martinez, California 94553

         2(c) Employed to perform services with respect to the funeral home and cemetery operations of the following:

              2(c)(1) Carriage Funeral Services of California, Inc., a wholly owned subsidiary of the Issuer, engaged in the cemetery and mortuary business, whose principal office is located at 455 24th Street, Richmond, California 94804.

              2(c)(2) Wilson & Kratzer Mortuaries, a California corporation and wholly-owned subsidiary of Carriage Funeral Services of California, Inc., engaged in mortuary business, whose principal office is located at 455 24th Street, Richmond, California 94804.

              2(c)(3) Rolling Hills Memorial Park, a California corporation and wholly-owned subsidiary of Carriage Funeral Services of California, Inc., engaged in the cemetery business, whose principal office is located at 4100 Hilltop Drive, Richmond, California.

         2(d) None

         2(e) None

         2(f) U.S.
----------------------------------------------------------------

         2(a) Warren A. Brown, IV

         2(b) 5707 Redwood Road, Oakland, California 94619

         2(c) President of the following:

              2(c)(1) The Hills Newspaper, Inc., which owns and operates weekly and bi-weekly newspapers and whose principal office is located at 5707 Redwood Road, Oakland, California 94619.

              2(c)(1) Carmel Communications, Inc., which owns and operates a weekly newspaper, whose principal office is located at Mission between 4th & San Carlos, Carmel, California 93921.

         2(d) None

         2(e) None

         2(f) U.S.

------------------------------------------------------------------

Item 3. Source and Amount of Funds or Other Consideration

The securities were acquired pursuant to the merger between Carriage Funeral Services of California, Inc., a California corporation and wholly owned subsidiary of Issuer, and CNM, a California corporation together with its wholly owned subsidiaries, of which the reporting persons were the controlling shareholders.

Item 4. Purpose of Transaction

See description of merger under Item 3, above.

The securities were acquired by the reporting persons for the purpose of investment.

The number of positions on the Issuer's Board of Directors was increased by one
(1) and Mark F. Wilson was appointed to fill the vacancy as a Class III Director, as defined in Issuer's bylaws.

Item 5. Interest in Securities of Issuer

         5(a): The reporting persons beneficially own an aggregate of (i) 12,611,677 shares of Series F Preferred Stock, constituting 100% of Issuer's issued and outstanding shares of Series F Preferred stock, (ii) 5,388,315 shares of Series F Designated Preferred stock constituting 100% of Issuer's issued and outstanding shares of Series F Designated Preferred stock, and (iii) upon the current conversion of the Series F Preferred and Series F Designated Preferred stock into Class A Common stock, approximately 1,379,896 shares of Class A Common stock, constituting approximately 25.7% of the Issuer's issued and outstanding shares of Class A Common stock. Issuer has an additional class of stock convertible into Class A common stock, of which there are currently shares issued and outstanding. The percentage reported in this Item 5(a), was calculated assuming that such other shares were not fully diluted; if such shares were fully diluted, this percentage would be reduced by approximately 50%.

         5(b): Mark F. Wilson has the sole power to vote or to direct the vote, and to dispose or to direct the disposition, of 409,935.8 shares of Issuer's stock held by him individually.

               Mark F. Wilson, co-trustee of Trusts B and C under Agreement dated September 9, 1977 shares the power with Marie Dietz, co-trustee, to vote or to direct the vote, and to dispose or to direct the disposition of, 88,462.5 shares of Issuer's held by him as co-trustee.

               Marie Dietz, co-trustee of Trusts B and C under Agreement dated September 9, 1977 shares the power with Mark F. Wilson, co-trustee, to vote or to direct the vote, and to dispose or to direct the disposition of, 88,462.5 shares of Issuer's stock held by her as co-trustee.

               Wendy Wilson Boyer, Trustee of The Boyer Family Trust dated September 22, 1986, fbo Wendy Wilson Boyer, has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, 401,601.8 shares of Issuer's stock held by her.

                Warren A. Brown, IV, has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of 479,895.8 shares of Issuer's stock held by him.
-------------------------------------------------------------------

         5(c): None
------------------------------------------------------------------

         5(d): None
------------------------------------------------------------------

         5(e): N/A
-----------------------------------------------------------------

Item 6. Contacts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

Co-Sale Agreement, attached hereto as Exhibit C, dated January 7, 1997, between each of the reporting persons and Melvin C. Payne, Mark W. Duffey, C. Byron Snyder and Barry K. Fingerhut, providing that in the event of any proposed sale of the Issuer's stock by any of the parties to the Agreement ("selling shareholders") in connection with a sale of sixty-six and two thirds percent (66 2/3%) of the number of shares of Class A Common stock held by Melvin C. Payne, Mark W. Duffey, C. Byron Snyder and Barry K. Fingerhut, the selling shareholders shall have the option to purchase (pro rata in accordance with their respective holdings of the Issuer's stock or as otherwise agreed) or to cause the purchase of, all of the stock of the other parties to the Agreement ("non-selling shareholders"), and each of the non-selling shareholders shall have the option to require the selling shareholders to purchase (pro rata in accordance with their respective holdings of the Issuer's stock or as otherwise agreed) or cause the purchase of, all of such non-selling shareholder's stock.

Item 7.  Material to be Filed as Exhibits

         Exhibit C:  Co-Sale Agreement

     After reasonable inquiry and to the best of my knowledge and belief, I verify that the information set forth in this statement is true, complete and correct.

February 28, 1996                  /s/Wendy Wilson Boyer
Date                               Wendy Wilson Boyer, Trustee of the Boyer
                                     Family Trust, dated September 22, 1986
                                     fbo Wendy Wilson Boyer

February 28, 1997                  /s/Mark F. Wilson
Date                               Mark F. Wilson, individually and as
                                     co-trustee of Trusts B and C under
                                     Agreement dated September 9, 1977

February 28, 1997                  /s/Marie Dietz
Date                               Marie Dietz, as co-trustee of Trusts B and C
                                     under Agreement dated September 9, 1977

February 28, 1997                  /s/Warren A. Brown
Date                               Warren A. Brown

                                CO-SALE AGREEMENT


     THIS AGREEMENT, entered into and effective as of the ___ day of _____________, 199__, by and among those persons whose names appear under the heading "The Stockholders" on the signature page hereto (collectively, the "Stockholders").
                              W I T N E S S E T H:

     WHEREAS, the Stockholders are owners and holders of shares of Class A Common Stock, $.01 par value ("Class A Common Stock"), of Carriage Services, Inc., a Delaware corporation (the "Company"), shares of Class B Common Stock, $.01 par value ("Class B Common Stock")(the Class A Common Stock and the Class
B Common Stock being sometimes hereafter collectively referred to as the "Common Stock"), and shares of Preferred Stock, $.01 par value ("Preferred Stock"), which is convertible into shares of Common Stock; and

     WHEREAS, the Company, Carriage Funeral Services of California, Inc. (the "Acquisition Subsidiary"), CNM, a California corporation ("CNM"), and certain of the Stockholders who have heretofore been shareholders of CNM, are parties to the Agreement and Plan of Merger dated October __, 1996 pursuant to which, among other things, the Acquisition Subsidiary is this date being merged with and into CNM, and which contemplates that, as a condition to the consummation of such merger, the Stockholders shall enter into this Agreement to provide for their agreement regarding certain proposed dispositions of Common Stock and Preferred Stock (collectively, "Stock"), under the circumstances and subject to the terms and conditions herein contained;

     NOW, THEREFORE, in consideration of the recitals and mutual covenants contained herein and such other good and valuable consideration, the receipt and sufficiency of which are respectively acknowledged, the parties hereto agree as follows:

     1. Definitions. As used in this Agreement:

          "Affiliate" of a Stockholder shall mean (a) any member of the immediate family of an individual Stockholder, including parents, siblings, spouse and lineal descendants (including those by adoption); the parents, siblings, spouse, or lineal descendants (including those by adoption) of such immediate family member; and in any such case any trust whose primary beneficiary is such individual Stockholder or one or more members of such immediate family and/or such Stockholder's lineal descendants; (b) the legal representative or guardian of such individual Stockholder or of any such immediate family members in the event such individual Stockholder or any such immediate family members becomes mentally incompetent; and (c) any person, corporation or other entity controlling, controlled by or under common control with a Stockholder. As used in this definition, the term "control", including the correlative terms "controlling","controlled by" and "under common control with" shall mean possession, directly or indirectly, of the power to direct or cause the direction of the management or policies (whether through ownership of securities or any partnership or other ownership interest, by contract or otherwise) of a person, corporation or other entity.

     The term "Company" shall include Carriage Services, Inc., a Delaware corporation, and its successors and assigns.

     "Consummation Date" means the date fixed for the consummation of a Sale.

     "Fully diluted" means, as of any date, shares of Common Stock which would be outstanding after giving effect to the hypothetical conversion, exchange or exercise of all options, warrants, calls and other securities which are then convertible or exercisable into or exchangeable with the Common Stock.

     "Other Stockholders" means, collectively, all of the Stockholders who are not members of the Selling Group.

     "Purchaser" means a person or group of related persons which propose to purchase Stock in a Sale.

     "Sale" means a single transaction or a related series of transactions in which a Purchaser would acquire Stock constituting more than sixty-six and two-thirds percent (66-2/3%)of the number of shares of fully diluted Class A Common Stock which is held by Melvin C. Payne, Mark W. Duffey, C. Byron Snyder, Barry K. Fingerhut, their Affiliates shown on the signature page hereto and their transferees who became subject to this Agreement.

     "Selling Group" means one or more Stockholders who, alone or in conjunction with other stockholders of the Company, propose to engage in a Sale with a Purchaser and who collectively own more than fifty percent (50%) of the number of shares (as distinguished from voting control) of Common Stock (determined on a fully diluted basis) which is subject to this Agreement.

     "Stock" includes all outstanding shares of Class A Common Stock, Class B Common Stock and Preferred Stock of any series, or any combination of the foregoing, as the context requires.

     2. Co-Sale Rights. No Stockholder shall sell or otherwise dispose of any Stock owned or held by such Stockholder to a Purchaser (directly or indirectly) in connection with a Sale except upon and after compliance with the procedures set forth in this Section 2. In the event of a Sale or proposed Sale, the

Selling Group shall have the option to purchase (pro rata in accordance with their respective holdings of Stock or in such other proportions as the members of the Selling Group may agree upon), or cause the purchase of, all (but not less than all) of the Stock of the Other Stockholders, and each of the Other Stockholders shall have the option to require the Selling Group to purchase (pro rata in accordance with the Selling Group's respective holdings of Stock or in such other proportions as the members of the Selling Group may agree upon), or cause the purchase of, all (but not less than all) of the Stock then owned by such Other Stockholders, all in accordance with the following provisions of this
Section 2.

     (a) Option of Selling Group to Require Sale. Not less than 30 days prior to the Consummation Date, the Selling Group shall give written notice to the Other Stockholders setting forth in reasonable detail the name or names of the Purchaser, the terms and conditions of the Sale and the Consummation Date. A copy of the letter of intent or other relevant term sheet relating to the Offer (including a description of all material terms relating to the Offer) shall accompany such notice. If the Selling Group elects to exercise its option to purchase, or cause the purchase of, all Stock owned by the Other Stockholders, the notice shall so state. If such option is not exercised by the Selling Group, the notice shall set forth an address for the giving of notice by the Other Stockholders of the exercise of the option granted to the Other Stockholders pursuant to paragraph (b) of this Section 2. If the Selling Group exercises its option, the Other Stockholders shall, on the Consummation Date and conditioned upon and contemporaneously with the Sale, sell all Stock owned by them to the Selling Group, or to the Purchaser if so designated in the notice of the Selling Group, at the same price and upon terms and conditions the same as those of the Sale. If the Selling Group exercises such option and elects to purchase (rather than cause the purchase by the Purchaser of)the Stock owned by the Other Stockholders, then (i) the Selling Group must resell to the Purchaser the Stock so purchased from the Other Stockholders contemporaneously with the Sale at the same price and upon terms and conditions the same as those of the Sale and (ii) the Selling Group shall use its best efforts to make available for the benefit of the Other Stockholders substantially all of the representations, warranties, covenants and indemnities given by the Purchaser in the Sale, provided that the Other Stockholders agree to give to the Purchaser all of the representations, warranties, covenants and indemnities given by the Selling Group. Each Stockholder hereby agrees to execute and deliver such instruments of conveyance and transfer and take such other action as the Selling Group or the Purchaser may reasonably require to carry out the terms and provisions of this paragraph (a).

     (b) Option of Other Stockholders to Require Sale. If the Selling Group does not elect to purchase, or cause the purchase of, the Stock of the Other

Stockholders by the exercise of option granted the Selling Group under the foregoing provisions of this Section 2, each Other Stockholder shall have the option to require the Selling Group to purchase, or cause the purchase of, all (but not less than all) of the Stock owned by such Other Stockholder upon the terms and conditions of the Sale as set forth in the notice furnished by the Selling Group pursuant to paragraph (a) of this Section 2. Such option may be exercised by any Other Stockholder by the giving of written notice of the exercise of such option to the Selling Group at the address set forth in the notice referred to in paragraph (a) of this Section 2 not less than ten (10) days prior to the Consummation Date. The Selling Group shall, on the Consummation Date and conditioned upon and contemporaneously with the Sale, purchase, or cause the purchase by the Purchaser of, the Stock of each Other Stockholder electing to exercise his or her option pursuant to this paragraph
(b), such purchase to be at the same price and upon terms and conditions the same as those of the Sale. If any Other Stockholder exercises his or her option under this paragraph (b), and if the Selling Group has elected to purchase (rather than cause the purchase of) the Stock owned by such Other Stockholder, then the Selling Group must resell to the Purchaser the Stock so purchased contemporaneously with the Sale at the same price and upon terms and conditions the same as those of the Sale. If the Selling Group fails to so purchase, or cause the purchase of, the Stock of any Other Stockholder who has exercised his or her option pursuant to this paragraph (b), then the Selling Group shall not consummate the Sale. For purposes of the foregoing, in case proceeds of the Sale include stock or other securities of the Purchaser, then with respect to an Other Stockholder selling Preferred Stock of the Company in the Sale, such securities of the Purchaser must either (i) be freely tradable without restriction on a national securities exchange or over-the-counter and reported on NASDAQ National Market System and be issued by an issuer having senior unsecured debt securities (or other similar instruments) with a rating of A or better according to Moody's Investor Service (or equivalent publication), or
(ii) contain the same relative rights, preferences, limitations, qualifications and restrictions as the Preferred Stock of the Company being sold in the Sale, be issued by an issuer having a class of securities registered on a national securities exchange or over-the-counter and reported on NASDAQ National Market System (provided the financial condition of such issuer is not materially less favorable than that of the Company on the date of this Agreement) and is convertible into such class of securities.

     3. Term. This Agreement shall be for a term commencing on the effective date first set forth above and ending on the earlier to occur of (i) the dissolution or termination of existence of the Company, (ii) December 31, 2001, or (iii) the written consent of Stockholders holding at least eighty percent (80%) of the number (as distinguished from voting control) of shares of

Common Stock (determined on a fully diluted basis) that are subject to this Agreement. This Agreement shall terminate as to any Stockholder and such Stockholder's Affiliates who are also Stockholders hereunder at such time as the aggregate holdings of Stock of all such Affiliated Stockholders cease to constitute at least [to come].

     4. After-Acquired Stock. It is intended that this Agreement shall cover and be effective, until terminated as provided in Section 3, all shares of Stock held by the Stockholders, including (without limitation) all shares of Stock now held or hereafter issued to or acquired by any Stockholder, whether by original issue, stock dividend, stock split, stock reclassification or other similar corporate transaction.

     5. Notices. All notices, requests, consents and other communications to any Stockholder hereunder shall be given in writing and shall be deemed to have been given on the date personally delivered, three business days following the date mailed, first class, registered or certified mail, postage prepaid, or when sent by telex or telecopy and receipt is confirmed, if to the address of such Stockholder set forth opposite his or her name on the signature page hereof. Any Stockholder may change his or her address upon written notice of such change delivered to the other Stockholders.

     6. Attempted Breaches. Each Stockholder acknowledges that a remedy at law for any breach or attempted breach of any provision of this Agreement shall be inadequate, agrees that each other Stockholder shall be entitled to specific performance and injunctive and other equitable relief in case of any such breach or attempted breach and further agrees to waive any requirements for the securing and posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

     7. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such provision or invalidity only, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

     8. Assignment. This Agreement is unique and personal to each Stockholder. No Stockholder may assign this Agreement without the prior written consent of Stockholders holding at least eighty percent (80%) of the number of shares (as distinguished from voting control) of Common Stock (determined on a fully diluted basis) which is subject to this Agreement. The foregoing shall not restrict or impair the right of any Stockholder to sell or otherwise dispose of Stock (other than pursuant to a Sale) provided that the provisions of this Agreement shall continue to apply to and bind Stock which is transferred to any




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


Affiliate of a Stockholder (in which case any such Affiliated transferee shall thereupon become a "Stockholder" hereunder). In no event, however, shall this Agreement bind or apply to any Stock held by any third-party transferee that is not an Affiliate of a Stockholder.

     9. Binding Effect. Subject to the provisions of Sec- tion 8 hereof, this Agreement shall be binding upon and inure to the benefit of the Stockholders and their respective permitted assigns, heirs and personal representatives.

     10. Governing Law. This Agreement shall be construed and enforced in accordance with and governed by the law of the State of Delaware.

     11. Entire Agreement. This Agreement embodies the entire agreement and understanding between parties hereto relating to the subject matters contained herein.

     12. Amendments. This Agreement may be amended only by an instrument in writing executed by all the parties hereto.

     13. Pronouns and Plurals. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and the plural form shall include the singular.

     14. Captions. The captions of the sections and para- graphs of this Agreement are for convenience of reference only and shall not restrict or modify any of the terms or provisions hereof.

     15. Counterparts. This Agreement may be executed in multiple original counterparts, each of which shall be deemed an original, but all of which together shall constitute the same instrument.


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

                  IN  WITNESS  WHEREOF,   the  Stockholders  have  executed  and
delivered this Agreement effective as of the date first above written.

Address:                           THE STOCKHOLDERS:




                                    MELVIN C. PAYNE, Individually
                                        and as General Partner of the
                                        1996 Payne Family Partnership, Ltd.



                                    MARK W. DUFFEY, Individually
                                         and as Trustee of the Melvin C.
                                         Payne 1996 Trust and the Karen
                                         P. Payne 1996 Trust



                                    C. BYRON SNYDER, Individually
                                         and as General Partner of the
                                         1996 Snyder Family Partnership, Ltd.



                                    BARRY K. FINGERHUT,Individually
                                         and as General Partner of
                                         Applewood Associates, L.P. and
                                         Longboat Key Associates



                                    MARK WILSON


                                    WENDY WILSON BOYER


                                    WARREN A. BROWN, IV


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


                                 THE BOYER FAMILY TRUST DATED SEPTEMBER 22, 1986


                                      By: ____________________________
                                          William Boyer, Trustee


                                      By: _____________________________
                                          Wendy Wilson Boyer, Trustee


                                TRUST B UNDER AGREEMENT DATED SEPTEMBER 9, 1977


                                      By: _____________________________
                                          Marie Dietz, Trustee

                                      By: _____________________________
                                          Mark F. Wilson, Trustee


                                 TRUST C UNDER AGREEMENT DATED SEPTEMBER 9, 1977

                                      By: _____________________________
                                          Marie Dietz, Trustee

                                      By: _____________________________
                                          Mark F. Wilson, Trustee




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